Filed by CNH Global N.V. Pursuant to Rule 425 under the Securities Act of 1933 Commission File No: 333-05752 Subject Company: CNH Global N.V

For more information contact:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

SPECIAL VOTING SHARE ELECTION INFORMATION

THE RIGHT TO MAKE AN ELECTION TO RECEIVE SPECIAL VOTING SHARES OF FI

CBM HOLDINGS N.V., TO BE RENAMED CNH INDUSTRIAL N.V. (“DUTCHCO”), WILL

EXPIRE ON AUGUST 13, 2013 AT 5:00 PM NEW YORK CITY TIME. UNLESS YOU SUBMIT

YOUR ELECTION FORM BEFORE 5:00 PM NEW YORK CITY TIME ON AUGUST 13, 2013,

YOU WILL NOT BE PERMITTED TO MAKE AN INITIAL ELECTION TO RECEIVE

SPECIAL VOTING SHARES OF DUTCHCO

Dear CNH Shareholder:

On November 25, 2012, DutchCo entered into a merger agreement (the “Merger Agreement”) with CNH Global N.V. (“CNH”), Fiat Industrial S.p.A. (“Fiat Industrial”) and Fiat Netherlands Holdings N.V., pursuant to which, Fiat and CNH have agreed to merge with and into DutchCo (the “Merger”) upon the terms and subject to the conditions set forth in the Merger Agreement. A Prospectus dated June 6, 2013 detailing the terms of the Merger, the Merger Agreement and the other transactions contemplated thereby (the “Prospectus”) was mailed to all CNH stockholders on or around June 10, 2013. We urge you to read carefully the material contained in the Prospectus. If you have not received a copy of the Prospectus, please contact your bank, broker or other intermediary, or contact Mackenzie Partners, Inc. at 800-322-2885 or via email at proxy@mackenziepartners.com.

The CNH share record date is 5:00 PM (Central European Time) on June 25, 2013. Holders of CNH common shares on the CNH record date are entitled to attend and vote on the Merger at the CNH extraordinary meeting of shareholders on July 23, 2013. Subject to the satisfaction and/or waiver of the other conditions precedent contained in the Merger Agreement, the Merger will not become effective unless the requisite number of CNH shareholders and Fiat Industrial shareholders approve the Merger at the CNH and Fiat Industrial extraordinary meetings, respectively, in each case, as described in the Prospectus.

In connection with the Merger, CNH shareholders will be entitled to receive 3.828 DutchCo common shares for each CNH common share that they hold. In addition, all CNH shareholders that (i) are present or represented by proxy at the CNH extraordinary general meeting approving the Merger, (ii) cast a vote with respect to the Merger (regardless of how they vote on the Merger) and (iii) continue to own their CNH common shares from the record date of the CNH extraordinary general meeting until effective date of the Merger may elect to receive one special voting share in addition to each DutchCo common share that they receive in the Merger. Each DutchCo special voting share will be entitled to one vote per share. For a further description of the DutchCo special voting shares, please refer to the section of the Prospectus entitled, “The DutchCo Shares, Articles of Association and Terms and Conditions of the Special Voting Shares”.

If you wish to receive DutchCo special voting shares, you must properly complete and submit the special voting share election form before 5:00 PM New York City time on August 13, 2013.

•

If you are a registered holder of CNH common shares, you must complete the physical election form enclosed herewith and submit such form, together with any physical share certificates representing CNH shares and any other documents or materials required by the election form, to Computershare Trust Company, N.A., at the address set forth in the election form.

•

If you hold your CNH common shares through a bank, brokerage or custodian firm in the book entry system maintained by the Depository Trust Company, you must contact your bank, broker or other intermediary to instruct them to complete an electronic election form through a website maintained by Computershare Trust Company, N.A. Your bank, broker or other intermediary has previously received details from Computershare Trust Company, N.A. regarding the electronic election form submission process, and they are in a position to make the applicable electronic submissions for you, upon your instruction.

Please direct all questions regarding the special voting shares and how to properly and timely submit an election form to Mackenzie Partners, Inc. One of Mackenzie Partners’ customer service representatives will be able to answer your questions.

For a full discussion of the Merger and the effect of your election, please refer to the Merger Agreement and the other information contained in the Prospectus. BEFORE MAKING YOUR ELECTION, YOU ARE ENCOURAGED TO READ CAREFULLY THE ENTIRE MERGER AGREEMENT, PROSPECTUS (INCLUDING APPENDIXES THERETO AND DOCUMENTS INCORPORATED THEREIN BY REFERENCE) AND ALL OF THE INSTRUCTIONS CONTAINED IN THE ELECTION FORM.

Filed by CNH Global N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No: 333-05752

Subject Company: CNH Global N.V

For more information contact:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

ELECTION FORM FOR

REGISTERED HOLDERS OF CNH GLOBAL N.V. COMMON STOCK

To Accompany Share Certificates of CNH GLOBAL N.V. Common Stock

(CUSIP NO. 0111298 38)

FOR THE INITIAL ALLOCATION OF SPECIAL VOTING SHARES IN THE SHARE

CAPITAL OF FI CBM HOLDINGS N.V. (TO BE RENAMED CNH INDUSTRIAL N.V.)

UPON COMPLETION OF THE CNH MERGER

Return this completed Election Form, together with any physical share certificate(s) (the Share Certificates) representing the shares of CNH Global N.V. Common Stock to:

Computershare Trust Company, N.A.

Attn Corporate Actions

250 Royall St

Suite V

Canton MA 02021

To holders of CNH Global N.V. Common Stock:

Please read, complete and sign this election form (the Election Form) in accordance with the instructions contained herein, to elect to receive Special Voting Shares in the capital of FI CBM Holdings N.V. (the Company).

This Election Form should be read in conjunction with the Special Voting Shares Terms and Conditions, the convening notice and agenda for the CNH Global N.V. (CNH) EGM held on July 23, 2013 and the explanatory notes thereto, including the Prospectus dated June 6, 2013, which documentation is available on the corporate website of CNH, www.cnh.com. Defined terms in this Election Form will have the meaning as set out in the Special Voting Shares Terms and Conditions, unless otherwise defined herein.

Please send the completed Election Form to Computershare Trust Company, N.A. at the address set forth below (the Agent). This Election Form must ultimately be received by the Agent on or before August 13, 2013.

By submitting this Election Form (together with your CNH stock certificates) you are hereby requesting to obtain Special Voting Shares.

If you do not correctly complete this Election Form and return it with your stock certificates or if this Election Form and accompanying stock certificates are not received by the Agent on or before August 13, 2013, you will not be entitled to receive Special Voting Shares upon completion of the CNH Merger.

THIS ELECTION FORM IS REVOCABLE BY THE HOLDER, AND ONLY IN ITS ENTIRETY AND NOT IN PART, UPON REQUEST THEREFOR IN WRITING TO THE AGENT, BUT ONLY IF THAT REVOCATION IS RECEIVED BY THE CLOSE OF TRADING ON THE SECOND BUSINESS DAY PRECEDING THE EFFECTIVENESS OF THE MERGERS. UPON SUCH REVOCATION, YOUR STOCK CERTIFICATES WILL BE RETURNED BY THE AGENT.

1.	NAME AND ADDRESS OF HOLDER (PLEASE PRINT)

DESCRIPTION OF SHARES OF CNH COMMON STOCK SURRENDERED

Name(s) and Address of Registered Holder(s) (Please correct details if incorrect or fill in, if blank) (Please ensure name(s) appear(s) exactly as on Certificate(s))	Certificate No(s).	Certificate share amount	Book entry share total	Number of Shares

TOTAL SHARES

E-mail address:

(This election form must be signed by the registered holder(s) exactly as such name(s) appear(s) on the Share Certificate(s) .) If multiple holders improperly complete this section, then such holders will not be considered to have made a proper election.

If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the necessary information above, including full title.

2.	NUMBER OF COMMON SHARES OF CNH FOR WHICH YOU ELECT TO RECEIVE SPECIAL VOTING SHARES

Please print the number of common shares of CNH held in
your name as to which you elect to receive Special Voting
Shares (the “Election Shares”) in the capital of the Company
upon completion of the Mergers.	................................common shares

3.	CONFIRMATION OF PRESENCE AT CNH EGM

The undersigned holder hereby certifies that the undersigned, as holder of Election Shares, was present or represented by proxy at the CNH EGM concerning the CNH Merger.

4.	DIRECTION TO DIRECTLY REGISTER COMMON SHARES UPON COMPLETION OF THE CNH MERGER

Holders of shares held through banks or brokers should note that the Common Shares to be issued in the CNH Merger as to which Special Voting Shares are elected, and the Special Voting Shares, WILL NOT be DTC eligible. All such Common Shares and Special Voting Shares will be uncertificated and registered only on the shareholders’ register of the Company in accordance with the instructions below. COMMON SHARES ISSUED IN THE MERGER MAY NOT BE REGISTERED BELOW IN THE NAME OF A BANK, BROKER OR CUSTODIAN, but rather only may be registered in the name of the beneficial owner of the Election Shares to which this form pertains. By signing this form, the undersigned is directing the Agent to register the Common Shares to be issued in the CNH Merger in the name and address of the undersigned as set forth in Instruction 1.

U.S. Federal Withholding Tax. PLEASE COMPLETE AND SUBMIT THE ACCOMPANYING IRS FORM W-9 TO CERTIFY YOUR TAXPAYER ID OR SOCIAL SECURITY NUMBER IF YOU ARE A U.S. HOLDER (AS DEFINED IN SECTION 13 OF THE OFFER TO PURCHASE). Please note that the Paying Agent may withhold 28% of your proceeds as required by the IRS if the Taxpayer ID or Social Security Number is not properly certified on our records. If you are a Non-U.S. Holder (as defined in Section 13 of the Offer to Purchase), please complete and submit an IRS Form W-8BEN, W-8IMY (with any required attachments), W-8ECI, or W8EXP, as applicable (which may be obtained from the IRS website (www.irs.gov)).

5.	DECLARATION AND POWER OF ATTORNEY

By returning this Election Form, duly completed, you irrevocably and unconditionally:

(a)	agree to be bound by the Special Voting Shares Terms and Conditions, as published on the CNH website; and

(b)	authorize and instruct the Agent to represent you and act on your behalf in connection with any issuance, allocation, acquisition, transfer and/or repurchase of any Special Voting Share in accordance with and pursuant to the Special Voting Shares Terms and Conditions.

6.	GOVERNING LAW, DISPUTES

This Election Form is governed by and construed in accordance with the laws of the Netherlands. Any dispute in connection with this Election Form will be brought before the courts of Amsterdam, the Netherlands.

*SIGNATURE BLOCK ON FOLLOWING PAGE*

SIGNATURE

Signature of Holder:

Name of holder:

Date:

PLEASE RETURN THIS ELECTION FORM TO THE AGENT AT THE BELOW MENTIONED ADDRESS ON OR BEFORE August 13, 2013.

If delivering by mail: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	If delivering by courier: Computershare Trust Company, N.A. c/o Voluntary Corporate Actions Suite V 250 Royall Street Canton, MA 02021

Form W-9 Request for Taxpayer Give Form to the

(Rev. January 2011) Identification Number and Certification requester. Do not

Department of the Treasury send to the IRS.

Internal Revenue Service

Name (as shown on your income tax return)

Business name/disregarded entity name, if different from above

Check appropriate box for federal tax

classification (required): Individual/sole proprietor C Corporation S Corporation Partnership Trust/estate

Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) Exempt payee

Other (see instructions)

Address (number, street, and apt. or suite no.) Requester’s name and address (optional)

City, state, and ZIP code

List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” lineSocial security number to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other––

entities, it is your employer identification number (EIN). If you do not have a number, see How to get a

TIN on page 3.

Note. If the account is in more than one name, see the chart on page 4 for guidelines on whoseEmployer identification number number to enter.

–Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3. I am a U.S. citizen or other U.S. person (defined below).

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4.

Sign Signature of

Here U.S. person Date

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Purpose of Form

A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA.

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income.

Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: An individual who is a U.S. citizen or U.S. resident alien, A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, An estate (other than a foreign estate), or A domestic trust (as defined in Regulations section 301.7701 -7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income.

Cat. No. 10231X Form W-9 (Rev. 1-2011)

Form W-9 (Rev. 1-2011)	Page 2

The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

• The U.S. owner of a disregarded entity and not the entity,

• The U.S. grantor or other owner of a grantor trust and not the trust, and

• The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9.

Also see Special rules for partnerships on page 1.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Name

If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line.

Partnership, C Corporation, or S Corporation. Enter the entity’s name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line.

Disregarded entity. Enter the owner’s name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner’s name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity’s name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8.

Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate).

Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Form W-9 (Rev. 1-2011)	Page 3

Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/ disregarded entity name” line.

Exempt Payee

If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/ disregarded entity name,” sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

The following payees are exempt from backup withholding:

1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2. The United States or any of its agencies or instrumentalities,

3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or

5. An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

6. A corporation,

7. A foreign central bank of issue,

8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

9. A futures commission merchant registered with the Commodity Futures Trading Commission,

10. A real estate investment trust,

11. An entity registered at all times during the tax year under the Investment Company Act of 1940,

12. A common trust fund operated by a bank under section 584(a),

13. A financial institution,

14. A middleman known in the investment community as a nominee or custodian, or

15. A trust exempt from tax under section 664 or described in section 4947.

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15.

IF the payment is for ...	THEN the payment is exempt for ...
Interest and dividend payments	All exempt payees except for 9
Broker transactions	Exempt payees 1 through 5 and 7 through 13. Also, C corporations.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 5
Payments over $600 required to be reported and direct sales over $5,000 [1]	Generally, exempt payees 1 through 7 [2]

1 See Form 1099-MISC, Miscellaneous Income, and its instructions.

2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys’ fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3.

Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 1-2011)	Page 4

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:		Give name and SSN of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account [1]
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor [2]
4.	a.The usual revocable savings trust (grantor is also trustee)	The grantor-trustee [1]
	b.So-called trust account that is not a legal or valid trust under state law	The actual owner [1]
5.	Sole proprietorship or disregarded entity owned by an individual	The owner [3]
6.	Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:		Give name and EIN of:
7.	Disregarded entity not owned by an individual	The owner
8.	A valid trust, estate, or pension trust	Legal entity [4]
9.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11.	Partnership or multi-member LLC	The partnership
12.	A broker or registered nominee	The broker or nominee
13.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14.	Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

[1]	List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.
[2]	Circle the minor’s name and furnish the minor’s SSN.
[3]

You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4]

List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1.

*	Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

• Protect your SSN,

• Ensure your employer is protecting your SSN, and

• Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes.

Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

Filed by CNH Global N.V. Pursuant to Rule 425 under the Securities Act of 1933 Commission File No: 333-05752 Subject Company: CNH Global N.V

For more information contact:

CNH Global N.V.

6900 Veterans Boulevard

Burr Ridge, IL, USA

60527-7111

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission on June 21, 2013. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“FI”) shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s and FI CBM Holdings N.V.’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, FI CBM Holdings N.V. has made the prospectus available for free to shareholders of CNH and FI in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH and the proposed business combination with FI. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many of CNH’s shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH to establish or maintain relationships with its employees, suppliers and other business partners, the risk that CNH’s business will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and FI will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2012 filed by CNH with the SEC on March 1, 2013. These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.

If you hold your CNH common shares through a bank, brokerage or custodian firm in the book entry system maintained by the Depository Trust Company, you must contact your bank, broker or other intermediary to instruct them to complete an electronic election form through a website maintained by Computershare Trust Company, N.A. Your bank, broker or other intermediary has previously received details from Computershare Trust Company, N.A. regarding the electronic election form submission process, and they are in a position to make the applicable electronic submissions for you, upon your instruction. Please direct all questions regarding the special voting shares and how to properly and timely submit an election form to Mackenzie Partners, Inc. One of Mackenzie Partners’ customer service representatives will be able to answer your questions